February 6, 2013


Mrs. Tiffany Piland
Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission

Re: Hull Energy, Inc.
Delinquent filings in reference to: Form 8-k Filed 10/5/12
File No. 033-30158-A

Dear Mrs. Piland,
       I am in receipt of your notice dated January 23, 2013 regarding delinquent filings. As discussed, HULL filed a 1:10 reverse stock split which should have brought the number of shareholders in HULL common stock under 500 shareholders therefore allowing HULL to file the Form
15. The initial reverse did not have the desired effect as it was not filed as a cash-in-lieu reverse therefore not bringing the shareholders of record under 500 and thus, making HULL not eligible to file the Form 15. The Company has secured Board approval and Shareholder approval to add a cash-in-lieu provision to the split.
The company has submitted these approvals to FINRA and they have been accepted. In addition, we are currently waiting for a legal opinion to submit to DTC in order to have the new CUSIP eligible.
Once the legal opinion is submitted and DTC accepts, they will notify the Transfer Agent that the new CUSIP is eligible and this well bring the shareholders of record to below 500. The company intends to re-file the form 15 once the shareholders of record are under 500 and this should result in the companys ability to opt out of its reporting and filing obligations.
	I respectfully request an extension through March 1, 2013 to get the legal opinion submitted to DTC and to have the new CUSIP become eligible. If there is any additional information or assurance you would like in order to grant me the required time I will be happy to provide.

Sincerely,
/s/Jeffrey M. Canouse
Jeffrey M. Canouse
CEO
Hull Energy, Inc.